UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        PAN-INTERNATIONAL HOLDINGS, INC.
                        f/k/a/ "Photovoltaics.com, Inc."
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    698072105
                                 (CUSIP Number)

                               Randall W. Heinrich
                           1000 Louisiana, Suite 6905
                              Houston, Texas 77002
                                  713-951-9100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 5, 2000
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

                               CUSIP No. 719401101
--------------------------------------------------------------------------------
     1)  Names of Reporting Person

         Kent E. Lovelace, Jr.

         S.S. or I.R.S. Identification No. of Above Person

         ###-##-####
 -------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                     (a) [ ]
                                     (b) [ ]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds:
                           OO
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           N/A
--------------------------------------------------------------------------------
     6)  Citizenship or place of Organization:
                           UNITED STATES
--------------------------------------------------------------------------------
                  (7)      Sole Voting Power
Number of                  3,700,000
Shares _________________________________________________________________________
Bene-
ficially          (8)      Shared Voting Power
owned by                    -0-
Each ___________________________________________________________________________
Report-
ing Person        (9)      Sole Dispositive Power
With                       3,700,000
--------------------------------------------------------------------------------
    (10)     Shared Dispositive Power
                                                -0-
--------------------------------------------------------------------------------
     11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                    3,700,000
--------------------------------------------------------------------------------
     12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [X]
--------------------------------------------------------------------------------
         13)      Percent of Class Represented by Amount in Box (11):
                                    74.0%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person
                                    IN


ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), issued by Pan-International Holdings, Inc., a Delaware corporation f/k/a/ "Photovoltaics.com, Inc." (the "Company"), which has its principal executive offices at 1105 30th Ave., Suite 200, Gulfport, Mississippi 39501.

ITEM 2.  Identity and Background

         This Statement is being filed by Kent E. Lovelace, Jr. (the "Reporting Person"), whose principal business address is 1105 30th Ave., Suite 200, Gulfport, Mississippi 39501. The Reporting Person is principally engaged as the President and Chief Executive Officer of Equitrust Mortgage Corporation. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired the 3,350,000 shares of Common Stock giving rise to the filing of this amended statement from the Zack Curtin Trust, which until such acquisition was the Company's largest stockholder. The aggregate purchase price for the foregoing shares was $68,000. The Reporting Person's made an initial downpayment in the amount of $10,000 and will make the remaining payments to the Trust on a deferred basis. The Reporting Person has used expects to use his personal funds to pay all portions of the purchase price, although circumstances may be such at the time that the Reporting Person may elect to borrow or otherwise procure amounts necessary to pay the deferred portion of the purchase price.

ITEM 4.  Purpose of Transaction

         The Reporting Person acquired, and the Reporting Person intends to hold, his shares of Common Stock for purposes of seeking out an appropriate merger candidate for the Company in a transaction that would likely result in a change in the control and management of the Company. Only very limited preliminary discussions regarding such a merger are going on the present time. There can be no assurance that a merger will be completed. If a merger is completed, there can be no assurance as to the industry in which the merged company conducts its business, the structure of the merger, or the percentage ownership interests of the stockholders of the Company after such merger. If a merger were completed, the Reporting Person expects that he would transfer a majority of the shares of Common Stock owned by him to the equity owners of the merged company and retain some shares of his common stock.

         The Reporting Person previously allowed to expire an option granted by the Trust to purchase 300,000 shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person individually owns 3,700,000 shares of Common Stock for which he is the beneficial owner. Except for the purchase of Common Stock and grant of stock option described above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The 3,350,000 shares of Common Stock giving rise to the filing of this amended statement are pledged to the Trust to secured the deferred portion of the purchase price.

ITEM 7.  Material to be Filed as Exhibits

         No Exhibits are being filed with this statement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2000

/S/               KENT E. LOVELACE, JR.
----------------------------------------------------------

Name/Title__________________________________________

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).